Exhibit 4.5

THIS DEBENTURE AND THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE LAWS OF ANY STATE.

                                 WATERCHEF, INC.
                           12% SUBORDINATED DEBENTURES
                               DUE OCTOBER 1, 1997



No. R-1 Scottsdale, Arizona 13 13

                                                          June 4, 1997



WATERCHEF, INC., a Delaware Corporation, (the "Company"), for value received hereby promises to pay to ______________, or registered assigns, on October 1, 1997, or if called sooner at option of Company the principal amount of $25,000 in such coin or currency of the United States of America as at the time of payment shall be legal tender for public and private debts, by check mailed and addressed to the registered holder hereof at the address shown in the debenture register maintained by the company for such purpose or, at the place and in the manner indicated on the Purchaser Schedule or such other place or in such other commercially reasonable manner as the registered holder may designate in writing.

The Company agrees to pay interest (computed on the basis of a 365-day year) on the unpaid principal balance hereof from the date of this Debenture at the rate of 12% per annum payable in arrears when note is due.

This Debenture is one of a duly authorized issued of Subordinated Debentures of the Company designated as its 12% Subordinated Debentures due 1997 (herein called the "Debentures"), limited in an aggregate principal amount of $350,000.

The Company (WaterChef) will, within 5 days, cause to have issued common stock at a price of fifteen cents per share based on 6,666.67 shares for every $1,000 of debt. Additionally, the Company will issue 5-year warrants at an exercise price of fifteen cents per share based on 6,666.67 shares for every $1,000 of debt. The Company will register the shares and warrants within six months of being issued with the appropriate exchange.

This Debenture is a registered Debenture and is transferable only by surrender thereof at the principal office of the Company in Scottsdale, Arizona, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of this Debenture or his attorney duly authorized in writing, subject to the terms and conditions of this agreement.

Funds for the redemption will accumulate from the sale of the company's current $1.5 million private placement now in the market. A sinking fund will be funded at a rate equal to the percentage of the private placement sold. When 100% of the private placement is sold, the sinking fund will contain 100% of this Debenture. The Company will pay the debenture in full with accrued interest within ten days of receipt of the funds from private placement.

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In case an Event of Default shall happen and be continuing, the principal of this Debenture may be declared due and payable immediately.

If the note is extended and not paid to lender when due, a penalty of an additional 100,000 shares of common stock will be assessed by lender for the first thirty-one days of extension at fifteen cents per share. If the note is not redeemed by the thirty-second day, an additional 200,000 shares will be issued to lender at fifteen cents per share.

This Debenture and the indebtedness evidenced hereby, including principal and interest shall, at all times, be and remain junior and subordinate to any and all Senior Debt.

This Debenture is governed by and construed in accordance with Arizona law.

                                 WATERCHEF, INC.

                                       By
Its

                                (Corporate Seal)

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